GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

November 13, 2012

BY EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	General Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Response Dated October 16, 2012
File No. 1-35113

Dear Mr. Thompson:

Set forth below are GNC Holdings, Inc.’s (“GNC”) responses to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated November 8, 2012 addressed to Joseph M. Fortunato.  For your convenience, we have repeated each of your numbered comments in italics followed by our responses.  References throughout this letter to “we”, “us”, “our” and the “Company” are to GNC.

Item 15. Exhibits, Financial Statement Schedules, page 112

(3) Exhibits, page 114

1.              We reviewed your response to comment 2 and the amendment filed October 17, 2012. We note that your Registration Statement No. 333-173578 on Form S-8 and Registration Statement No. 333-183188 on Form S-3ASR appear to rely on incorporation by reference to remain current. Please provide us with your analysis as to what impact, if any, your failure to timely file the consent has had on your ability to keep the aforementioned registration statements current. In doing so, please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements since you filed your annual report on February 27, 2012. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended, as well as Rules 427 and 439 thereunder.

Response:  We note that your comment addresses both our Registration Statement No. 333-173578 on Form S-8 and Registration Statement No. 333-183188 on Form S-3ASR.  The Company’s inadvertent failure to file an auditor’s consent relates only to the former registration statement and its ongoing offering on Form S-8, which the Company commenced with the filing of Registration Statement No. 333-173578 on April 18, 2011.  The registration statement on Form S-3ASR was filed on August 9, 2012, subsequent to the filing of the Company’s annual report on Form 10-K for its 2011 fiscal year (the “2011 Form 10-K”)), and an auditor’s consent was timely filed as an exhibit.  The Company filed the consent on Form 10K/A solely in respect of the registration statement on Form S-8, and the existence and content of the Form S-8 are not relevant to the Form S-3ASR.  Thus, our response below responds to the Staff’s comment solely in respect of the registration statement on Form S-8.

With respect to the registration on Form S-8, the Company has taken seriously the inadvertent failure to file the consent on a timely basis as an exhibit to the 2011 Form 10-K, and has undertaken new procedures to ensure that the oversight is not repeated.  As you are aware, the Company filed the consent immediately upon discovering the oversight, on October 17, 2012. Although the consent was not initially filed with the Form 10-K, we note that the Company’s auditor was aware that the registration on Form S-8 incorporated the Company’s financial statements filed with the 2011 Form 10-K and issued their audit report covering the financial statements contained in the 2011 Form 10-K.

As set forth in detail below, we believe that our inadvertent failure to file the auditor’s consent as an exhibit to our 2011 Form 10-K did not render our registration statement on Form S-8 non-current or ineffective.

The Company’s registration statement on Form S-8 remained “current” during the period from February 27, 2012 through October 17, 2012 as a result of the normal operation of forward incorporation by reference, and the Company respectfully believes that we remained in compliance with Rule 427 and Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), at all relevant times in connection with the offering under the registration statement.  The registration statement on Form S-8 included undertakings that all other documents subsequently filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the relevant offering, are incorporated by reference into the applicable prospectus, as required pursuant to Part II, Item 3 of Form S-8.  As a result of this operative language, the 2011 Form 10-K and all other incorporated documents filed during the period in question were automatically incorporated by reference into the registration statement upon the filing of each of the 2011 Form 10-K and the other incorporated documents.

The above description also reflects what we understand to have been the view of the Staff and the Commission going back to the time of the adoption of the incorporation by reference mechanism.  We note that the 1982 rule amendments that adopted the integrated disclosure regime did not include any amendment to then-existing Rule 439 to interpose the filing of an auditor’s consent as a precondition to the incorporation of future periodic reports.  The

Commission’s adopting release mentions in passing the requirement to file a consent for incorporated material, but does not state or even imply that this requirement or any other requirement would be a precondition to incorporation.(1)

This view is also consistent with the language of Rule 439 of the Securities Act, which states (in relevant part and with emphasis added):

If the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.

If the operation of incorporation by reference were dependent upon compliance with the consent filing requirements, Rule 439 would presumably express the consent requirement as a pre-condition to incorporation by reference.  Indeed, when the Commission intends for a filing or other act to be a pre-condition to the operation of a rule, it does so clearly and expressly, given the consequences of failing to satisfy that pre-condition. For example, reliance on the safe harbor provided by Rule 144 for the resale of restricted securities is clearly predicated on specified pre-conditions, such as the issuer having filed all required periodic reports.

Thus, although we acknowledge an unintentional failure to comply with Rule 439 by omitting to file in a timely manner an auditor’s consent in connection with its offering on Form S-8, in our view that failure did not result in any failure to maintain the currency of the financial statements for purposes of Section 10(a)(3) of the Securities Act and Rule 427.   It follows that while offers and sales were made in reliance on the registration statement on Form S-8 during the relevant period, we believe that they were made on the basis of a current and effective prospectus.

*              *              *              *              *              *              *

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (412) 288-2029.

(1)  See SEC Release No. 33-6383, Adoption of Integrated Disclosure System, (Mar. 11, 1982).

Sincerely,

/s/ Michael M. Nuzzo
Michael M. Nuzzo
Executive Vice President and Chief Financial Officer

cc:	Joseph Fortunato, GNC Holdings, Inc.
Gerald J. Stubenhofer, GNC Holdings, Inc.
Pippa Bond, Proskauer Rose LLP